Exhibit 99.28

Torex Gold Reports Q2 2025 Results

Solid operational momentum through the end of the quarter sets the Company up for a strong second half of the year

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - August 6, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) reports the Company’s financial and operational results for the three and six months ended June 30, 2025. Torex will host a conference call tomorrow morning at 9:00 AM (ET) to discuss the results.

Jody Kuzenko, President & CEO of Torex, stated:

“Q2 marked another pivotal quarter for the Company as we declared commercial production at Media Luna on May 1st and returned to positive free cash flow in June. Importantly, there were no lost-time injuries during the quarter as we continued to roll out our Next Level Safety program across our operations.

“Our production and financial performance during the quarter, while improved over quarter one, reflects the ramp-up start in April following the completion of tie-ins at our processing plant, as well as ten days of unplanned downtime in May. Then we turned the corner. With over 37,000 gold equivalent ounces (“oz AuEq”) produced in the month of June and over 45,000 oz AuEq in July, Morelos is delivering monthly production levels in line with those implied in our five-year outlook. With increasing production and further economies of scale anticipated as Media Luna continues to ramp-up, all-in sustaining costs are expected to materially improve through the remainder of 2025.

“With strong operational momentum going into the back half of the year, we are on track to achieve the lower end of our annual production guidance range of 400,000 to 450,000 oz AuEq as well as the upper end of the all-in sustaining costs guidance range of $1,400 to $1,600 per oz AuEq sold, assuming guidance metal prices.

“With expected robust free cash flow at Morelos now established for the foreseeable future, we have begun to execute on our strategy of building a diversified, Americas-focused precious metals company with the recently announced acquisitions of Reyna Silver Corp. (“Reyna Silver”) and Prime Mining Corp. (“Prime Mining”).1 These acquisitions will provide immediate access to new and exciting early-stage exploration projects within prolific mining camps in northern Mexico and Nevada, as well as a development stage project with a sizable resource and substantial exploration upside in Sinaloa, Mexico, setting the stage for the next phase of growth for Torex beyond Morelos.”

1)

The completing each acquisition of Reyna Silver and Prime Mining is subject to the satisfaction of customary closing conditions, including the parties obtaining the requisite shareholder approval and regulatory approvals.

SECOND QUARTER 2025 HIGHLIGHTS

•

Safety performance: The Company recorded no lost-time injuries during the quarter and continued to progress on its comprehensive ‘Next Level Safety’ program with a view to ensuring that the Company resumes and maintains its prior fatality free status. As at June 30, 2025, the lost-time injury frequency (“LTIF”) for the Morelos Complex was 0.46 per million hours worked for both employees and contractors on a rolling 12-month basis.

•	Media Luna commercial production: During the quarter, operations ramped up following the restart of the processing plant in late March and commercial production at Media Luna was declared on May 1, 2025. Production during the quarter reflected gradually improving throughput rates and recoveries in the processing plant; however, in late May, a capacitor failure occurred in the ball mill e-house, which resulted in ten days of unplanned downtime.

•

Media Luna non-sustaining capital expenditures[1]: During the quarter, $48.9 million (YTD - $104.4 million) of non-sustaining capital expenditures were incurred on Media Luna, of which $35.3 million (YTD - $90.8 million) was incurred prior to the declaration of commercial production on May 1, 2025. Non-sustaining capital expenditures subsequent to the declaration of commercial production primarily relate to the completion and commissioning of the paste plant, paste distribution system and underground material handling systems. Construction of the paste plant is substantially complete and commissioning processes are underway with the plant expected to commence operations imminently. Non-sustaining capital expenditure guidance has been revised upward to $160.0 to $170.0 million (previously $90.0 to $100.0 million) owing to the scope transfer from 2024 to 2025 and demobilization/remobilization costs following the December fatalities, and the associated extension of the mining infrastructure construction period (now drawing to a close), indirect costs for the extended project period, and a continued aggressive mine development plan, all to support accelerating mining rates to 7,500 tpd ahead of the schedule set out in the Technical Report. The Company is also now focused on advancing the development associated with the EPO project which, to date, is proceeding on pace and contributing to the non-sustaining capital expenditure spend.

•

Gold payable production: On a gold equivalent ounce basis, payable production for the quarter was 82,856 oz AuEq[2], including 68,955 oz Au (YTD - 142,486 oz AuEq[2] and 127,285 oz Au, respectively). As a result of the production achieved to date, the Company is now targeting the lower end of annual payable production guidance of 400,000 to 450,000 oz AuEq[2] assuming guidance metal prices.

•

Gold sold: The Company sold 76,922 oz AuEq[2] (YTD - 137,490 oz AuEq2) at a record quarterly average realized gold price1 of $3,311 per oz (YTD - $3,060 per oz) or $3,299 per oz AuEq (YTD - $3,077 per oz AuEq), contributing to revenue of $253.9 million (YTD - $423.9 million), including sales that commenced in April of metal produced from copper concentrate through the new circuits as part of the Media Luna Project.

•

All-in sustaining costs[1]: All-in sustaining costs of $2,103 per oz AuEq sold[2]. On a year-to-date basis, all-in sustaining costs were $1,796 per oz AuEq sold[2] relative to guidance of $1,400 to $1,600 per oz AuEq sold[2]. All-in sustaining costs margin1 of $1,196 per oz AuEq sold[2] (YTD - $1,281 per oz AuEq sold2), implying an all-in sustaining costs margin1 of 36% (YTD - 42%). Cost of sales was $152.6 million or $1,984 per oz AuEq sold[2] in the quarter (YTD - $246.7 million or $1,794 per oz AuEq sold2). Costs in the quarter were impacted by the lower production as described above. Based on year-to-date results and assuming guidance metal prices, the Company expects all-in sustaining costs to be at the upper end of the guided range for the year.

•

Net income and adjusted net earnings[1]: Reported net income of $83.2 million or earnings of $0.97 per share on a basic basis and $0.95 per share on a diluted basis (YTD - $122.2 million or $1.42 per share on a basic basis and $1.40 per share on a diluted basis). Adjusted net earnings of $43.8 million or $0.51 per share on a basic basis and $0.50 per share on a diluted basis (YTD - $79.7 million or $0.92 per share on a basic basis and $0.91 per share on a diluted basis).

•	EBITDA[1] and adjusted EBITDA[1]: Generated EBITDA of $114.1 million (YTD - $202.2 million) and adjusted EBITDA of $117.7 million (YTD - $209.5 million).

•	Cash flow generation: Net cash generated from operating activities totalled $67.8 million (YTD -

$57.9 million) and $95.3 million (YTD - $77.6 million) before changes in non-cash operating working capital. Net cash generated from operating activities (including changes in non-cash operating working capital) of $67.8 million (YTD - $57.9 million) including income taxes paid of $25.2 million (YTD - $126.8 million). Negative free cash flow[1] of $37.5 million (YTD - negative $170.8 million) is net of cash outlays for capital expenditures, lease payments, and interest, including borrowing costs capitalized. Negative free cash flow was a result of capital expenditures of $100.8 million (YTD - $224.3 million), primarily due to the Media Luna Project. The Company transitioned back to positive free cash flow in June and is expected to generate positive free cash flow that will increase quarterly through the remainder of the year.

•

Financial liquidity: On June 25, 2025, the Company amended the credit facilities with a syndicate of international banks, with an increase in the Revolving Credit Facility to $350.0 million (an increase from $300.0 million), with a maturity date in June 2029 (extended from the December 2027 maturity) and a $200.0 million accordion feature that is available at the discretion of the lenders (an increase from $150.0 million). The quarter closed with $209.1 million in available liquidity[1], including $103.0 million in cash and $106.1 million available on the $350.0 million credit facilities, net of borrowings of $230.0 million and letters of credit outstanding of $13.9 million.

•

EPO Underground Project: During the second quarter of 2025, $4.5 million (YTD - $8.5 million) of non-sustaining capital expenditures were incurred relating to EPO. To support the life of mine production at EPO, a modification to the Company’s MIA-Integral permit was submitted to SEMARNAT for the construction of a waste dump and the modification to the permit was approved by the regulator in July. During the second quarter of 2025, the EPO internal feasibility study continued to progress as the team finalized key mine design parameters, mine sequence and integrated mine scheduling with Media Luna, and initiated activities related to execution planning. In order to facilitate initial ore production in late 2026, underground development of the EPO access ramp was initiated.

•

Release of the 2024 Responsible Gold Mining Report: In June, the Company released its 2024 Responsible Gold Mining Report (RGMR), the Company’s tenth annual disclosure of its ESG performance. The Report can be found on the Company’s website at www.torexgold.com. In addition, the Company’s new 8.45-megawatt solar facility was completed and commissioned in June, which is a key component of the Company’s climate change strategy and target to reduce greenhouse gas (GHG) emissions.

•

Exploration and Drilling Activities: In May, the Company announced results from the ongoing drilling program at ELG Underground[3] and in July released results from drilling at EPO4. The results from these programs support the Company’s target of further extending the mine life of ELG Underground by identifying new zones of higher-grade mineralization, expanding resources within known areas, expanding resources to the north of the EPO deposit and replacing mined reserves, with the objective of sustaining production levels for the Morelos Complex above 450,000 oz AuEq well beyond 2030.

•	Executing on the strategy of creating a diversified, Americas focused precious metals producer: Acquisition5 of Prime Mining and Reyna Silver enhance medium and long-term growth potential

•

On June 23, the Company announced[6] that it had entered into a definitive agreement with Reyna Silver (TSXV: RSLV) to acquire all of the issued and outstanding common shares of Reyna Silver pursuant to a court-approved plan of arrangement for an all cash consideration of approximately $26.0 million (C$36.0 million) based on an offer price of C$0.13 per share. Reyna Silver shareholder approval is required in which voting will occur at a special meeting expected to be held on August 11, 2025 and the transaction is expected to close shortly thereafter. In connection with the transaction, Torex purchased 11,578,947 units (each unit comprising one common share and one common share purchase warrant with an exercise price of C$0.13) of Reyna Silver at a price of C$0.095 per unit for a total investment of C$1.1 million in a non-brokered private placement. Reyna Silver provides Torex with 100% ownership in two exciting exploration properties in Chihuahua, MX (Batopilas and Guigui) as well as potential exposure to two highly prospective properties in Nevada (Gryphon and Medicine Springs) via option agreements.

•

On July 28, the Company announced[7] that it had entered into a definitive agreement to acquire Prime Mining (TSX: PRYM) (OTCQX: PRMNF) (Frankfurt: O4V3) whereby Torex will acquire all of the issued and outstanding common shares of Prime Mining pursuant to a plan of arrangement at an exchange ratio of 0.060 of a common share per each Prime Mining share. Based on closing price of both companies on July 25, 2025, the offer implies an equity value of $327 million (C$449 million). Post the transaction, Prime Mining shareholders will own approximately 10.7% of Torex. The transaction provides Torex with 100% ownership in the Los Reyes Project, an advanced-stage development project located in Sinaloa, MX.

1.

These measures are non-GAAP financial measures (“Non-GAAPMeasures”) which are not standardized financial measures under IFRS, the framework used to prepare the financial statements of the Company, and might not be comparable to similar financial measures used by other companies. For a detailed reconciliation of each Non-GAAPMeasure to its most directly comparable measure in accordance with the IFRS, see Tables 2 to 11 of this press release. For additional information on these Non-GAAPMeasures, please refer to the Company’s MD&A for the three and six months ended June 30, 2025, dated August 5, 2025, which is incorporated by reference into this news release. The MD&A and the Company’s unaudited condensed consolidated interimfinancial statements and related notes for the three and six months ended June 30, 2025, are available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. For the six months ended June 30, 2025, market prices averaged $3,067/oz gold, $32.76/oz silver, and $4.28/lb copper. Guidance for 2025 assumed metal prices of $2,500/oz gold, $28/oz silver, and $4.30/lb copper.

3.

For more information on ELG Underground drilling results, see the Company’s news release titled “Torex Gold Reports Latest Drilling Results from ELG Underground” issued on May 20, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

4.

For more information on EPO drilling results, see the Company’s news release titled “Torex Gold Reports Excellent Drilling Results fromEPO” issued on July 16, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

5.

The completion of each acquisition of Reyna Silver and Prime Mining is subject to the satisfaction of customary closing conditions, including the parties obtaining the requisite shareholder, court and regulatory approvals.

6.

For more information on the acquisition of Reyna Silver, see the Company’s news release titled “Torex Gold Announces Acquisition of Reyna Silver” issued on June 23, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

7.

For more information on the acquisition of Prime Mining, see the Company’s news release titled “Torex Gold to Acquire Prime Mining” issued on July 28, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

CONFERENCE CALL AND WEBCAST DETAILS

The Company will host a conference call tomorrow at 9:00 AM (ET) where senior management will discuss the second quarter operating and financial results. For expedited access to the conference call, registration is open to obtain an access code in advance, which will allow participants to join the call directly at the scheduled time. Alternatively, dial-in details are as follows:

•	Toronto local or International: 1-647-846-8914
•	Toll-Free (North America): 1-833-752-3842

A live webcast and replay of the conference call will be available on the Company’s website at https://torexgold.com/investors/upcoming-events/. The webcast will be archived on the Company’s website.

Table 1: Operating and Financial Highlights

	Three Months Ended				Six Months Ended
In millions of U.S. dollars, unless otherwise noted	Jun 30, 2025	Mar 31, 2025		Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Safety
Lost-time injury frequency[1]	/million hours	0.46	0.59	0.22	0.46	0.22

Total recordable injury frequency[1]		/million hours	1.00	1.52	1.44	1.00	1.44
Operating Results - Gold Equivalent basis
Gold equivalent payable produced[2]		oz AuEq	82,856	59,630	116,087	142,486	233,141
Gold equivalent sold[2]		oz AuEq	76,922	60,568	115,890	137,490	229,996
Total cash costs[2],[3]	$	/oz AuEq	1,606	1,020	1,040	1,348	992
All-in sustaining costs[2],[3]	$	/oz AuEq	2,103	1,405	1,260	1,796	1,241
Average realized gold price[2,3]	$	/oz AuEq	3,299	2,793	2,193	3,077	2,109
Financial Results
Revenue	$		253.9	170.0	270.3	423.9	506.8
Cost of sales	$		152.6	94.1	166.3	246.7	323.7
Earningsfrom mine operations	$		101.3	75.9	104.0	177.2	183.1
Net income	$		83.2	39.0	1.9	122.2	45.0
Per share - Basic	$	/share	0.97	0.45	0.02	1.42	0.52
Per share - Diluted	$	/share	0.95	0.45	0.02	1.40	0.52
Adjusted net earnings[3]	$		43.8	35.9	52.4	79.7	88.3
Per share - Basic[3]	$	/share	0.51	0.42	0.61	0.92	1.03
Per share - Diluted[3]	$	/share	0.50	0.41	0.60	0.91	1.02
EBITDA[3]	$		114.1	88.1	123.3	202.2	221.3
Adjusted EBITDA[3]	$		117.7	91.8	121.2	209.5	234.4
Cost of sales - gold equivalent basis	$	/oz AuEq	1,984	1,554	1,435	1,794	1,407
Net cash generated from operating activities	$		67.8	(9.9)	97.4	57.9	177.2
Net cash generated from operating activities before changesin non-cash operating working capital	$		95.3	(17.7)	112.5	77.6	185.0
Free cash flow[3]	$		(37.5)	(133.3)	(59.3)	(170.8)	(118.7)
Cash and cash equivalents	$		103.0	106.5	108.7	103.0	108.7
Debt, net of deferred finance charges	$		227.2	193.1	53.9	227.2	53.9
Lease-related obligations	$		98.9	86.5	59.0	98.9	59.0
Net debt[3]	$		(225.9)	(175.0)	(5.3)	(225.9)	(5.3)
Available liquidity[3]	$		209.1	197.6	345.8	209.1	345.8

1.	On a 12-month rolling basis, per million hours worked.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to the “Gold Equivalent Reporting” section of the Company’s MD&A for the three and six months ended June 30, 2025, dated August 5, 2025 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

3.

Total cash costs, all-in sustaining costs, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net debt and available liquidity are non-GAAPfinancial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. For a detailed reconciliation of each Non-GAAPMeasure to its most directly comparable measure in accordance with the IFRS as issued by the International Accounting Standards Board see Tables 2 to 11 of this press release. For additional information on these Non-GAAPMeasures, please refer to the Company’s MD&A for the three and six months ended June 30, 2025, dated August 5, 2025. The MD&A and the Company’s the Company’s unaudited condensed consolidated interimfinancial statements and related notes for the three and months ended June 30, 2025, are available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 2: Reconciliation of Total Cash Costs and All-in Sustaining Costs to Production Costs and Royalties

		Three Months Ended			Six Months Ended
In millions of U.S. dollars, unless otherwise noted		Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Gold sold	oz	63,493	59,756	113,513	123,249	225,155
Total cash costs per oz sold
Production costs	$	115.1	56.2	113.0	171.3	213.8
Royalties	$	8.6	6.0	7.5	14.6	14.4
Less: Silver sales[1]	$	(10.2)	(1.1)	(1.6)	(11.3)	(3.1)
Less: Copper sales[1]	$	(33.4)	(1.2)	(3.8)	(34.6)	(7.5)
Add: Treatment, refining and other cost deductions	$	1.2	—	—	1.2	—
Less: Realized gain on foreign currency contracts	$	(1.4)	(0.4)	—	(1.8)	—
Total cash costs	$	79.9	59.5	115.1	139.4	217.6
Total cash costs per oz sold	$ /oz	1,258	996	1,014	1,131	966
All-in sustaining costs per oz sold
Total cash costs	$	79.9	59.5	115.1	139.4	217.6
General and administrative costs[2]	$	7.8	8.7	7.3	16.5	15.3

Reclamation and remediation costs	$		1.1	1.0	1.2	2.1	2.5
Sustaining capital expenditure	$		29.4	13.6	17.0	43.0	39.4
Total all-in sustaining costs	$		118.2	82.8	140.6	201.0	274.8
Total all-in sustaining costs per oz sold	$	/oz	1,862	1,386	1,239	1,631	1,220

Gold equivalent sold[3]		oz AuEq	76,922	60,568	115,890	137,490	229,996
Total cash costs per oz AuEq sold
Production costs	$		115.1	56.2	113.0	171.3	213.8
Royalties	$		8.6	6.0	7.5	14.6	14.4
Add: Treatment, refining and other cost deductions	$		1.2	—	—	1.2	—
Less: Realized gain on foreign currency contracts	$		(1.4)	(0.4)	—	(1.8)	—
Total cash costs	$		123.5	61.8	120.5	185.3	228.2
Total cash costs per oz AuEq sold[3]	$	/oz AuEq	1,606	1,020	1,040	1,348	992
All-in sustaining costs per oz AuEq sold
Total cash costs	$		123.5	61.8	120.5	185.3	228.2
General and administrative costs[2]	$		7.8	8.7	7.3	16.5	15.3
Reclamation and remediation costs	$		1.1	1.0	1.2	2.1	2.5
Sustaining capital expenditure	$		29.4	13.6	17.0	43.0	39.4
Total all-in sustaining costs	$		161.8	85.1	146.0	246.9	285.4
Total all-in sustaining costs per oz AuEq sold[3]	$	/oz AuEq	2,103	1,405	1,260	1,796	1,241

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

This amount excludes a loss of $6.2 million, loss of $7.6 million and loss of $0.8 million for the three months ended June 30, 2025, March 31, 2025, and June 30, 2024, respectively, and a loss of $13.8 million and loss of $5.0 million for the six months ended June 30, 2025 and June 30, 2024, respectively, in relation to the remeasurement of share-based payments. This amount also excludes corporate depreciation and amortization expenses totalling $nil, $0.1 million and $nil for the three months ended June 30, 2025, March 31, 2025, and June 30, 2024, respectively, $0.1 million and $0.1 million for the six months ended June 30, 2025 and June 30, 2024, respectively, within general and administrative costs. Included in general and administrative costs is share-based compensation expense in the amount of $1.8 million or $28/oz ($23/oz AuEq) for the three months ended June 30, 2025, $2.3 million or $38/oz ($38/oz AuEq) for the three months ended March 31, 2025, $1.6 million or $14/oz ($14/oz AuEq) for the three months ended June 30, 2024, $4.1 million or $33/oz ($30/oz AuEq) for the six months ended June 30, 2025 and $3.9 million or $17/oz ($17/oz AuEq) for the six months ended June 30, 2024. This amount excludes other expenses totalling $nil, $nil and $2.1 million for the three months ended June 30, 2025, March 31, 2025, and June 30, 2024, respectively, and $nil and $3.3 million for the six months ended June 30, 2025 and June 30, 2024, respectively.

3.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to the “Gold Equivalent Reporting” section of the Company’s MD&A for the three and six months ended June 30, 2025, dated August 5, 2025 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 3: Reconciliation of Sustaining and Non-Sustaining Capital Expenditures to Additions to Property, Plant and Equipment

		Three Months Ended			Six Months Ended
In millions of U.S. dollars		Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Sustaining	$	29.4	13.6	16.4	43.0	38.0
Capitalized Stripping (Sustaining)	$	—	—	0.6	—	1.4
Total Sustaining	$	29.4	13.6	17.0	43.0	39.4
Non-sustaining
Media Luna Project[1]	$	48.9	55.5	108.2	104.4	234.6
EPO Project	$	4.5	4.0	—	8.5	—
Media Luna Cluster Drilling and Other	$	1.9	0.2	1.9	2.1	3.2
Working Capital Changes and Other	$	16.1	50.2	28.4	66.3	4.4
Capital expenditures[2]	$	100.8	123.5	155.5	224.3	281.6

1.

This amount includes a realized gain (or an increase in the capitalized expenditures) of $nil, $nil and gain of $0.5 million for the three months ended June 30, 2025, March 31, 2025, and June 30, 2024, respectively, and $nil and gain of $1.3 million for the six months ended June 30, 2025 and June 30, 2024, respectively, in relation to the settlement of foreign exchange zero cost collars that were entered into to manage the capital expenditure risk related to a further strengthening of the Mexican peso.

2.	The amount of cash expended on additions to property, plant and equipment in the period as reported in the Condensed Consolidated Interim Statements of Cash Flows.

Table 4: Reconciliation of Average Realized Gold Price and Total Cash Costs Margin to Revenue

		Three Months Ended			Six Months Ended
In millions of U.S. dollars, unless otherwise noted		Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Gold sold	oz	63,493	59,756	113,513	123,249	225,155
Revenue		$253.9	170.0	270.3	423.9	506.8
Less: Silver sales[1]		$(10.2)	(1.1)	(1.6)	(11.3)	(3.1)
Less: Copper sales[1]		$(33.4)	(1.2)	(3.8)	(34.6)	(7.5)
Add: Treatment, refining and other cost deductions		$1.2	––	––	1.2	—
Less: Realized loss on gold contracts		$(1.3)	(0.8)	(16.0)	(2.1)	(21.4)
Total proceeds		$210.2	166.9	248.9	377.1	474.8
Average realized gold price	$/oz	3,311	2,793	2,193	3,060	2,109

Less: Total cash costs	$/oz	1,258	996	1,014	1,131	966
Total cash costs margin	$/oz	2,053	1,797	1,179	1,929	1,143
Total cash costs margin	%	62	64	54	63	54

Gold equivalent sold[2]	oz AuEq	76,922	60,568	115,890	137,490	229,996

Revenue		$253.9	170.0	270.3	423.9	506.8
Add: Treatment, refining and other cost deductions		$1.2	––	––	1.2	—
Less: Realized loss on gold contracts		$(1.3)	(0.8)	(16.0)	(2.1)	(21.4)
Total proceeds		$253.8	169.2	254.3	423.0	485.4
Average realized gold price	$/oz AuEq	3,299	2,793	2,193	3,077	2,109

Less: Total cash costs[2]	$/oz AuEq	1,606	1,020	1,040	1,348	992
Total cash costs margin[2]	$/oz AuEq	1,693	1,773	1,153	1,729	1,117
Total cash costs margin	%	51	63	53	56	53

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to the “Gold Equivalent Reporting” section of the Company’s MD&A for the three and six months ended June 30, 2025, dated August 5, 2025 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 5: Reconciliation of All-in Sustaining Costs Margin to Revenue

		Three Months Ended			Six Months Ended
In millions of U.S. dollars, unless otherwise noted		Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Gold sold	oz	63,493	59,756	113,513	123,249	225,155

Revenue		$253.9	170.0	270.3	423.9	506.8
Less: Silver sales[1]		$(10.2)	(1.1)	(1.6)	(11.3)	(3.1)
Less: Copper sales[1]		$(33.4)	(1.2)	(3.8)	(34.6)	(7.5)
Add: Treatment, refining and other cost deductions		$1.2	––	––	1.2	—
Less: Realized loss on gold contracts		$(1.3)	(0.8)	(16.0)	(2.1)	(21.4)
Less: All-in sustaining costs		$(118.2)	(82.8)	(140.6)	(201.0)	(274.8)
All-in sustaining costs margin		$92.0	84.1	108.3	176.1	200.0

Average realized gold price	$/oz	3,311	2,793	2,193	3,060	2,109

Total all-in sustaining costs margin	$/oz	1,449	1,407	954	1,429	889
Total all-in sustaining costs margin	%	44	50	44	47	42

Gold equivalent sold[2]	oz AuEq	76,922	60,568	115,890	137,490	229,996

Revenue		$253.9	170.0	270.3	423.9	506.8
Add: Treatment, refining and other cost deductions		$1.2	—	—	1.2	—
Less: Realized loss on gold contracts		$(1.3)	(0.8)	(16.0)	(2.1)	(21.4)
Less: All-in sustaining costs		$(161.8)	(85.1)	(146.0)	(246.9)	(285.4)
All-in sustaining costs margin		$92.0	84.1	108.3	176.1	200.0
Average realized gold price	$/oz AuEq	3,299	2,793	2,193	3,077	2,109
Total all-in sustaining costs margin[2]	$/oz AuEq	1,196	1,388	933	1,281	868
Total all-in sustaining costs margin	%	36	50	43	42	41

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to the “Gold Equivalent Reporting” section of the Company’s MD&A for the three and six months ended June 30, 2025, dated August 5, 2025 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 6: Reconciliation of Adjusted Net Earnings to Net Income

		Three Months Ended			Six Months Ended
In millions of U.S. dollars, unless otherwise noted		Jun 30, 2025	Mar, 31 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Basic weighted average shares outstanding	shares	86,205,585	86,125,855	85,984,756	86,165,940	85,967,157
Diluted weighted average shares outstanding	shares	87,548,439	87,326,899	86,888,359	87,466,086	86,664,299
Net income		$83.2	39.0	1.9	122.2	45.0
Adjustments:
Unrealized foreign exchange loss (gain)		$2.4	(0.7)	2.5	1.7	1.9
Unrealized (gain) loss on derivative contracts		$(5.0)	(3.2)	(5.4)	(8.2)	6.2
Loss on remeasurement of share-based payments		$6.2	7.6	0.8	13.8	5.0
Derecognition of provisions for uncertain tax positions		$—	(9.2)	—	(9.2)	(12.1)
Tax effect of above adjustments		$0.8	1.2	0.8	2.0	(2.5)
Tax effect of currency translation on tax base		$(43.8)	1.2	51.8	(42.6)	44.8
Adjusted net earnings		$43.8	35.9	52.4	79.7	88.3
Per share - Basic	$/share	0.51	0.42	0.61	0.92	1.03
Per share - Diluted	$/share	0.50	0.41	0.60	0.91	1.02

Table 7: Reconciliation of EBITDA and Adjusted EBITDA to Net Income

	Three Months Ended			Six Months Ended
In millions of U.S. dollars	Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Net income	$83.2	39.0	1.9	122.2	45.0
Finance costs (income), net	$5.2	2.6	(1.0)	7.8	(2.7)
Depreciation and amortization[1]	$28.9	32.0	45.9	60.9	95.7
Current income tax expense	$34.6	6.0	25.1	40.6	51.3
Deferred income tax (recovery) expense	$(37.8)	8.5	51.4	(29.3)	32.0
EBITDA	$114.1	88.1	123.3	202.2	221.3
Adjustments:
Unrealized (gain) loss on derivative contracts	$(5.0)	(3.2)	(5.4)	(8.2)	6.2
Unrealized foreign exchange loss (gain)	$2.4	(0.7)	2.5	1.7	1.9
Loss on remeasurement of share-based payments	$6.2	7.6	0.8	13.8	5.0
Adjusted EBITDA	$117.7	91.8	121.2	209.5	234.4

1.	Includes depreciation and amortization included in cost of sales, general and administrative expenses and exploration and evaluation expenses.

Table 8: Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities

	Three Months Ended			Six Months Ended
In millions of U.S. dollars	Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Net cash generated from operating activities	$67.8	(9.9)	97.4	57.9	177.2
Less:
Additionsto property, plant and equipment[1]	$(100.8)	(123.5)	(155.5)	(224.3)	(281.6)
Value-added tax receivables, net[2]	$6.3	7.6	3.0	13.9	(7.3)
Lease payments	(3.9)	(3.4)	(1.8)	(7.3)	(3.2)
Interest and other borrowing costs paid[3]	$(6.9)	(4.1)	(2.4)	(11.0)	(3.8)
Free cash flow	$(37.5)	(133.3)	(59.3)	(170.8)	(118.7)

1.	The amount of cash expended on additions to property, plant and equipment in the period as reported on the Condensed Consolidated Interim Statements of Cash Flows.
2.	Included in investing activities as reported on the Condensed Consolidated Interim Statements of Cash Flows
3.	Including borrowing costs capitalized to property, plant and equipment.

Table 9: Reconciliation of Net Debt to Cash and Cash Equivalents

In millions of U.S. dollars	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Jun 30, 2024
Cash and cash equivalents	$103.0	106.5	110.2	108.7
Less:
Debt	$(227.2)	(193.1)	(62.9)	(53.9)
Lease-related obligations	$(98.9)	(86.5)	(78.3)	(59.0)
Deferred finance charges	$(2.8)	(1.9)	(2.1)	(1.1)
Net debt	$(225.9)	(175.0)	(33.1)	(5.3)

Table 10: Reconciliation of Available Liquidity to Cash and Cash Equivalents

In millions of U.S. dollars	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Jun 30, 2024
Cash and cash equivalents	$103.0	106.5	110.2	108.7
Add: Available credit of the Debt Facility	$106.1	91.1	221.3	237.1
Available liquidity	$209.1	197.6	331.5	345.8

Table 11: Reconciliation of Unit Cost Measures to Production Costs

	Three Months Ended						Six Months Ended
In millions of U.S. dollars, unless otherwise noted	Jun 30, 2025		Mar 31, 2025		Jun 30, 2024		Jun 30, 2025		Jun 30, 2024
Gold sold (oz AuEq)		76,922		60,568		115,890		137,490		229,996
Gold sold (oz)		63,493		59,756		113,513		123,249		225,155
Tonnes mined - ELG open pit (kt)		1,042		672		8,669		1,714		17,650
Tonnes mined - ELG underground (kt)		254		187		195		441		363
Tonnes mined - Media Luna underground (kt)[1]		289		100		47		289		48
Tonnes processed (kt)		809		705		1,202		1,513		2,396
Total cash costs:
Total cash costs ($) - gold equivalent basis		123.5		61.8		120.5		185.3		228.2
Total cash costs per oz AuEq sold ($)		1,606		1,020		1,040		1,348		992
Total cash costs ($) - gold only basis		79.9		59.5		115.1		139.4		217.6
Total cash costs per oz sold ($)		1,258		996		1,014		1,131		966
Breakdown of production costs	$	$/t	$	$/t	$	$/t	$	$/t	$	$/t

Mining - ELG open pit	7.9	7.61	6.0	8.87	31.9	3.69	13.9	8.10	63.5	3.60
Mining - ELG underground	17.9	70.34	15.0	80.45	16.8	86.18	32.9	74.62	30.6	84.40
Mining - Media Luna underground[1]	12.7	43.95	—	—	—	—	12.7	43.95	—	—
Processing	39.0	48.31	25.2	35.72	46.0	38.19	64.2	42.45	88.5	36.92
Site support	19.3	23.80	8.1	11.53	14.4	11.98	27.4	18.09	28.7	11.99
Mexican profit sharing (PTU)	7.2	8.90	2.1	2.98	6.5	5.41	9.3	6.15	9.5	3.96
Capitalized stripping	—		—		(0.6)		—		(1.4)
Inventory movement	4.8		(1.5)		(2.5)		3.3		(6.8)
Other	6.3		1.3		0.5		7.6		1.2
Production costs	115.1		56.2		113.0		171.3		213.8

1.	Media Luna underground tonnes mined and mining costs are reported post the declaration of commercial production on May 1, 2025.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property (the “Morelos Property”), an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City.

The Company’s principal asset is the Morelos Complex, which includes the producing Media Luna Underground, ELG Underground, and ELG Open Pit mines, the development stage EPO Underground Project, a processing plant, and related infrastructure. Commercial production from the Morelos Complex commenced on April 1, 2016 and an updated Technical Report for the Morelos Complex was released in March 2022.

Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company is seeking opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

QUALIFIED PERSONS

The technical and scientific information in this press release pertaining to metal production has been reviewed and approved by Miguel Pimentel Casafranca, P.Eng., Vice President, Metallurgy and Process Engineering of the Company, who is a qualified person under NI 43-101.

The technical and scientific information in this press release pertaining to production guidance has been reviewed and approved by David Stefanuto, P.Eng., Executive Vice President, Technical Services and Capital Project of the Company, who is a qualified person under NI 43-101.

CAUTIONARY NOTES ON FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information also includes, but is not limited to, statements that: acquisitions of Reyna Silver and Prime Mining, respectively, will be successfully concluded, acquisitions of Reyna Silver and Prime Mining will provide immediate access to new and exciting early-stage exploration projects within prolific mining camps in northern Mexico and Nevada, as well as a development stage project with a sizable resource and substantial exploration upside in Sinaloa, Mexico, setting the stage for the next phase of growth for Torex beyond Morelos; with increasing production and further economies of scale anticipated as Media Luna continues to ramp-up, all-in sustaining costs are expected to materially improve through the remainder of 2025; with strong operational momentum going into the back half of the year, the Company is on track to achieve the lower end of its annual production guidance range of 400,000 to 450,000 oz AuEq as well as the upper end of the all-in sustaining costs guidance range of $1,400 to $1,600 per oz AuEq sold, assuming guidance metal prices; with expected robust free cash flow at Morelos now established for the foreseeable future, the Company has begun to execute on its strategy of building a diversified, Americas-focused precious metals company; construction of the paste plant is substantially complete and commissioning processes are underway with the plant expected to commence operations imminently; non-sustaining capital expenditure guidance has been revised upward to $160.0 to $170.0 million (previously $90.0 to $100.0 million) owing to the scope transfer from 2024 to 2025 and demobilization/remobilization costs following the December fatalities, the associated extension of the mining infrastructure construction period now drawing to a close, indirect costs for the extended project period, and a continued aggressive mine development plan, all to support accelerating mining rates to 7,500 tpd ahead of the schedule set out in the Technical Report; Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “forecast,” “plans,” “expects,” or “does not expect,” “is expected,” “strategic,” “to be” or variations of such words and phrases or statements that certain actions, events or results “will”, “may,” “could,” “would,” “might,” “on track,”, or “well positioned to” occur. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the company to be materially different from those expressed or implied by such forward-looking information, including, without limitation, risks and uncertainties identified in the technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life Of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, and the Company’s annual information form (“AIF”) and management’s discussion and analysis (“MD&A”) or other unknown but potentially significant impacts. Forward-looking information and statements are based on the assumptions discussed in the Technical Report, AIF and MD&A and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made, including without limitation, that there will be no material adverse change affecting Reyna Silver or Prime Mining or Torex or their respective properties, that all required approvals will be obtained for the acquisition of Reyna Silver and the acquisition of Prime Mining and that political and legal developments will be consistent with current expectations. Although the company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, MD&A and AIF are filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torexgold.com.

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